Exhibit 1.02

Interphase Corporation

Conflict Minerals Report

For The Year Ended December 31, 2013

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). Please refer to the Rule and the 1934 Act Release No. 34-67716 for definitions to the terms used in this report, unless otherwise defined herein. The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain Conflict Minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tantalum, tin, and tungsten. These requirements apply to registrants whatever the geographic origin of the Conflict Minerals and whether or not they fund armed conflict.

If a registrant can establish that the Conflict Minerals originated from sources other than the Democratic Republic of the Congo (“DRC”) or an adjoining country (the “Covered Countries”), or from recycled and scrap sources, they must submit a Specialized Disclosure Form (“Form SD”) which describes the Reasonable Country of Origin Inquiry completed.

If a registrant has reason to believe that any of the Conflict Minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those Conflict Minerals, then the issuer must exercise due diligence on the Conflict Minerals’ source and chain of custody. The registrant must annually submit a report, Conflict Minerals Report, to the SEC that includes a description of those due diligence measures.

Interphase Corporation is a “smaller reporting company” as defined in Rule 12b-2 of the Securities Exchange Act of 1934. The report presented herein is not audited as Rule 13p-1 under the Securities Exchange Act of 1934 provides for a temporary transition period in 2013, 2014, 2015 and 2016 for a smaller reporting company whereby the Conflict Minerals Report is not subject to an independent private sector audit.

1.      Conflict Minerals Disclosure

This report has been prepared by management of Interphase Corporation (herein referred to as “Interphase,” the “Company,” “we,” “us,” or “our”). The information includes the activities of all majority-owned subsidiaries.

In accordance with the Rule, Interphase has filed this Form SD and the associated Conflict Minerals Report; both of which are posted on our publically available website at http://www.iphase.com/products/conflict_materials/.

1.1     Company Overview

Interphase Corporation is a diversified information and communications technology company, committed to innovation through the process of identifying, developing and introducing new products and services. The Company offers products and services from embedded computing solutions, engineering design services, and contract manufacturing services to a new line of embedded computer vision products.

Embedded solutions include communications networking products for connectivity, interworking and packet processing. Clients for this product line include Alcatel-Lucent, Fujitsu Ltd., GENBAND, Hewlett Packard, and Samsung.

The engineering design and manufacturing services serve a wide variety of industries within the electronics market, from machine-to-machine and Internet of Things designs utilizing Cellular, GPS and Wi-Fi tracking solutions to cost-saving redesigns for manufacturability. Interphase Productization services provide customers with the full suite of rapid design and manufacturing services required to quickly take a project from design concept to full production in the marketplace.

The penveu® product line, from the embedded computer vision line of business, addresses both the education and enterprise markets. penveu® is a handheld device that adds interactivity to projectors and large screen displays, turning flat surfaces into an interactive display.

Founded in 1974, the Company is located in Carrollton, Texas, with sales offices in the United States and Europe.

1.2     Product Description

In 2013, our principal products primarily include solutions in the following three categories, supporting various form factors such as AMC, PCI-X, PCIe, CPCI, and PMC as well as related software applications:

●	Network Connectivity
o	T1/E1 communication controllers that primarily support SS7 signaling
o	OC-3/STM-1 ATM network interface cards
o	Ethernet network interface cards
●	Interworking
o	OC-3/STM-1 interworking modules
o	Gateway Appliances (broadband access gateway and media converter)

●     Multi-core Packet Processors

o	GigE packet processors
o	10 GigE packet processors

Please refer to our Annual Report on Form 10-K for the year ended December 31, 2013 for definitions of these key terms and products.

We conducted an analysis of our products and found that Conflict Minerals are necessary to the functionality or production of our products.

1.3      Supply Chain and Reasonable Country of Origin Inquiry

We rely on our direct suppliers to provide information on the origin of the Conflict Minerals contained in components and materials supplied to us – including sources of Conflict Minerals that are supplied to them from lower tier suppliers. We typically do not enter into contracts with our suppliers and, therefore, we cannot impose flow-down requirements. However, our suppliers are expected to adopt policies and due diligence and reporting measures with respect to Conflict Minerals and to require their suppliers to adopt similar policies and measures. In addition, as described below, we are working with our suppliers to ensure they provide the Conflict Minerals sourcing information.

Our reasonable country of origin inquiry (“RCOI”) employed a combination of measures to determine whether the necessary Conflict Minerals in our products originated from the Covered Countries. Our primary means of determining country of origin of necessary Conflict Minerals was by conducting a supply-chain survey with direct suppliers using the conflict minerals reporting template developed by the Electronic Industry Citizenship Coalition (“EICC”) and The Global e-Sustainability Initiative (“GeSI”) (the “Template”). The Template provides a common industry approach for the collection of sourcing information related to Conflict Minerals.

It is not practicable to conduct a survey of all our suppliers and we believed a reasonable approach would be to conduct a survey of the suppliers that were active in 2012. This included suppliers where the nature of the component, or the location of the supplier, indicated that those components were likely to contain Conflict Minerals. We surveyed 90% of our direct suppliers representing 100% of our 2013 expenditures for direct components. We assessed our industry as well as others and confirmed that this risk-based approach is consistent with how many peer companies are approaching the Rule.

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers. Therefore, we are unable with absolute assurance to determine the origin of the Conflict Minerals in our products and cannot exclude the possibility that some may have originated in the Covered Countries and may not have come from recycled or scrap sources. Our due diligence exercise failed to clarify the Conflict Minerals country of origin, whether the Conflict Minerals finance or benefit armed groups in those countries, or whether the Conflict Minerals came from recycled or scrap sources. For that reason, we are required under the Rule to submit to the SEC a Conflict Minerals Report as an exhibit to Form SD. This report must include:

●	a description of the measures we took to exercise due diligence on the Conflict Minerals’ source and chain of custody

●	a description of the products manufactured or contracted to be manufactured that are not DRC conflict free

●	the facilities used to process the Conflict Minerals

●	the country of origin of the Conflict Minerals

●	the efforts to determine the mine or location of origin.

1.4     Conflict Minerals Policy

We have adopted the following Conflict Minerals Policy:

Interphase Corporation is committed to respecting human rights in our own operations and in our global supply chain; while at the same time, promoting economic development in Africa through responsible commercial engagement and driving employee awareness. As part of this commitment to corporate responsibility, we are working with our global supply chain to ensure compliance with the SEC’s conflict minerals rule.

We have established a Conflict Minerals compliance program that is designed to follow the framework established by the Organisation for Economic Co-operation and Development (“OECD”). Our Company is fully engaged in implementing the program. Likewise, our suppliers are expected to adopt policies and due diligence and reporting measures with respect to Conflict Minerals and to require their suppliers to adopt similar policies and measures.

As we become aware of instances where minerals in our supply chain potentially finance armed groups, as defined in the SEC’s conflict minerals rule, we will work with our suppliers to find economical, alternate conflict-free sources.

2.     Due Diligence Process

2.1      Design of Due Diligence

Our due diligence measures have been designed to conform, in all material respects, with the framework in The Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related Supplements (“OECD Guidance”) for gold, tin, tantalum and tungsten.

2.2      Establish Strong Company Management Systems

As described above, Interphase Corporation has adopted a Conflict Minerals Policy which is also posted on our website at http://www.iphase.com/products/conflict_materials/.

Internal Team

Interphase has established a management system for Conflict Minerals. Our management system is sponsored by Thomas N. Tipton, Jr. and includes executive-level representatives and a team of subject matter experts from relevant functions such as manufacturing, quality assurance, purchasing, finance and legal. The team of subject matter experts is responsible for implementing our Conflict Minerals compliance strategy and is led by our Senior Manager of Quality Assurance who acts as the Conflict Minerals Program Manager. Senior management is briefed about the results of our due diligence efforts on a periodic basis.

Control Systems

As we do not typically have a direct relationship with Conflict Minerals smelters and refiners, we are engaged and actively cooperate with other major manufacturers in our sector and other sectors through our use of the reporting template developed by the EICC and GeSI.

Controls include, but are not limited to, our Code of Conduct which outlines expected behaviors for all Interphase employees, our Conflict Minerals Policy and our policy for Complaints and Concerns Regarding Questionable Accounting or Auditing Matters.

Supplier Engagement

With respect to the OECD requirement to strengthen engagement with suppliers, we have contacted our 2012 active suppliers. Feedback from this engagement has allowed us to collect valuable sourcing information related to Conflict Minerals. This information includes, but is not limited to, metals used in the production of our components, data to determine reasonable country of origin, upstream supplier information, a listing of smelters, supplier due diligence processes, and conflict minerals policies.

Grievance Mechanism

We have a longstanding grievance mechanism whereby employees are encouraged to report any concerns regarding violations of rules or regulations of the SEC or irregularities related to the Company’s disclosures and reporting obligations. Our policy for Complaints and Concerns Regarding Questionable Accounting or Auditing Matters is available on our website at http://www.iphase.com/investor/governance/.

Maintain Records

We have adopted procedures to retain relevant documentation.

2.3      Identify and Assess Risk in the Supply Chain

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers.

We have identified 338 direct suppliers. We rely on these suppliers, whose components contain Conflict Minerals, to provide us with information about the source of Conflict Minerals contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers. Many of the largest suppliers are also SEC registrants and subject to the Rule.

2.4      Design and Implement a Strategy to Respond to Identified Risks

In response to this risk assessment, Interphase has an approved risk management plan, through which the conflict minerals program is implemented, managed and monitored. Updates to this risk assessment are provided periodically to senior management.

As part of our risk management plan, to ensure suppliers understand our expectations, we have utilized online training available from various sources including the EICC and the GeSI, requested suppliers to complete the Template, publicized a Conflict Minerals Statement and adopted a Conflict Minerals Policy.

As described in our Conflict Minerals Policy, we will work with any of our suppliers whom we have reason to believe are supplying us with Conflict Minerals from sources that may support conflict in the DRC or any adjoining country to find an alternative source of Conflict Minerals that does not support such conflict, as provided in the OECD Guidance.

2.5     Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We typically do not have a direct relationship with Conflict Minerals smelters and refiners and do not perform or direct audits of these entities within our supply chain.

2.6      Report on Supply Chain Due Diligence

This report documents our supply chain due diligence.

3.       Due Diligence Results

3.1     Request Information

We conducted a survey of those suppliers described above using the Template described above. The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the Template contains questions about the origin of Conflict Minerals included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool is available on EICC’s website. The Template is being used by many companies in their due diligence processes related to Conflict Minerals.

3.2     Survey Responses

We were only able to receive responses from approximately 50% of the suppliers surveyed. We reviewed the responses against criteria developed to determine which required further engagement with our suppliers. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the Template. We have worked directly with these suppliers to provide revised responses.

Responses included the names of 673 entities listed by our suppliers as smelters or refiners. Approximately 20% of these entities were identified as certified conflict-free using the Conflict-Free Sourcing Initiative (“CFSI”) Template Revision 2.03a. We compared these facilities to the CFSI list of smelters and, where a supplier indicated that the facility was certified as conflict-free, we ensured that the name was listed by CFSI. Interphase supports the refinement and expansion of the list of participating smelters. Approximately 20% of the suppliers that responded were unable to identify specifically the smelters whose Conflict Minerals went into parts supplied to Interphase.

The large majority of the responses received provided data at a company or divisional level or, as described above, were unable to specify the smelters or refiners used for components supplied to Interphase. We are therefore unable to determine whether the Conflict Minerals reported by the suppliers were contained in components or parts supplied to us or to validate that any of these smelters or refiners are actually in our supply chain.

3.3     Efforts to Determine Mine or Location of Origin

Through our implementation of the OECD conflict minerals compliance program and requesting our suppliers to complete the Template, we have determined that seeking information about Conflict Minerals smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the Conflict Minerals in our supply chain.

3.4     Smelters or Refiners

Many of our suppliers were unable to represent to us that Conflict Minerals from the entities they listed had actually been included in components they supplied to Interphase. In addition, we were unable to validate whether or not any processing facilities were in fact smelters or refiners. We have therefore elected not to present the smelter and refinery names in this report.

4.      Steps to be Taken to Mitigate Risk

Interphase intends to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary Conflict Minerals in our products could benefit armed groups in the DRC or adjoining countries:

a.	Continue to engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.

b.	Request suppliers to update the content of their survey responses as new revisions of the Template become available.

c.	Require new suppliers to complete the Template before commencing a purchasing relationship.

d.

Engage any of our suppliers found to be supplying us with Conflict Minerals from sources that support conflict in the DRC or any adjoining country to establish an alternative economical source of Conflict Minerals that does not support such conflict.

e.	Monitor the EICC, GeSI, and OECD for best practices and build leverage over the supply chain in accordance with the OECD Guidance.